DineEquity, Inc.

450 North Brand Boulevard,

Glendale, California 91203

(818) 240-6055

April 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	DineEquity, Inc. and the Additional Registrants listed on Annex A hereto Registration Statement on Form S-4

Dear Sir or Madam:

DineEquity, Inc., a Delaware corporation, and each of the guarantors set forth on Annex A hereto (collectively, the “Registrants”) are registering an exchange offer (the “Exchange Offer”) of 9.5% Senior Notes due 2018 issued on October 19, 2010 (the “Old Notes”) for 9.5% Senior Notes due 2018 that have been registered under the Securities Act of 1933, as amended (the “Securities Act” and, such notes, the “New Notes”), pursuant to a Registration Statement on Form S-4 in reliance on the staff of the Securities and Exchange Commission’s position set forth in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (publicly available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993). The Registrants represent as follows:

1.	The Registrants have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.

In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position

Securities and Exchange Commission

enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (publicly available May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.	The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.	The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (publicly available July 2, 1993)) in connection with any resale of such New Notes.

5.	The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.	None of the Registrants nor any affiliate of the Registrants has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

[signature pages follow]

Securities and Exchange Commission

Very truly yours,

DINEEQUITY, INC.

By	/s/ John F. Tierney
	Name:	John F. Tierney
	Title:	Chief Financial Officer

INTERNATIONAL HOUSE OF PANCAKES, LLC

By: DineEquity, Inc., its Sole Member

By	/s/ John F. Tierney
	Name:	John F. Tierney
	Title:	Chief Financial Officer

IHOP FRANCHISE COMPANY, LLC

By	/s/ Michael J. Mendelsohn
	Name:	Michael J. Mendelsohn
	Title:	Vice President, Finance

IHOP FRANCHISING, LLC

By	/s/ Michael J. Mendelsohn
	Name:	Michael J. Mendelsohn
	Title:	Vice President, Finance

Securities and Exchange Commission

IHOP HOLDINGS, LLC

By	/s/ Michael J. Mendelsohn
	Name:	Michael J. Mendelsohn
	Title:	Vice President, Finance

IHOP IP, LLC

By	/s/ Michael J. Mendelsohn
	Name:	Michael J. Mendelsohn
	Title:	Vice President, Finance

IHOP PROPERTY LEASING, LLC

By	/s/ Michael J. Mendelsohn
	Name:	Michael J. Mendelsohn
	Title:	Vice President, Finance

IHOP PROPERTY LEASING II, LLC

By:	International House of Pancakes, LLC, its Sole Member

By:	DineEquity, Inc., its Sole Member

By	/s/ John F. Tierney
	Name:	John F. Tierney
	Title:	Chief Financial Officer

Securities and Exchange Commission

IHOP PROPERTIES, LLC

By	/s/ Julia A. Stewart
	Name:	Julia A. Stewart
	Title:	President

IHOP REAL ESTATE, LLC

By	/s/ Michael J. Mendelsohn
	Name:	Michael J. Mendelsohn
	Title:	Vice President, Finance

IHOP TPGC, LLC

By	/s/ Julia A. Stewart
	Name:	Julia A. Stewart
	Title:	Manager

ACM CARDS, INC.

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

Securities and Exchange Commission

APPLEBEE’S UK LLC

By: Applebee’s International, Inc., its Sole Member

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S ENTERPRISES LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S FRANCHISING LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Deputy General Counsel

APPLEBEE’S HOLDINGS LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

Securities and Exchange Commission

APPLEBEE’S HOLDINGS II CORP.

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S IP LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S INTERNATIONAL, INC.

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S RESTAURANTS KANSAS LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

Securities and Exchange Commission

APPLEBEE’S RESTAURANTS MID-ATLANTIC LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S RESTAURANTS NORTH LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S RESTAURANTS TEXAS LLC

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S RESTAURANTS VERMONT, INC.

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	President, Vice President and Treasurer

Securities and Exchange Commission

APPLEBEE’S RESTAURANTS INC.

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Treasurer

APPLEBEE’S RESTAURANTS WEST LLC

By: Applebee’s Enterprises LLC, its sole Member

By	/s/ Rebecca R. Tilden
Name: Rebecca R. Tilden
Title: Vice President, Secretary and Treasurer

APPLEBEE’S SERVICES, INC.

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	Vice President, Secretary and Deputy General Counsel

NEIGHBORHOOD INSURANCE, INC.

By	/s/ Rebecca R. Tilden
	Name:	Rebecca R. Tilden
	Title:	President

cc:	Bryan R. Adel, Esq.
SVP, Legal, General Counsel and Secretary
DineEquity, Inc.

Rodrigo Guerra, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

Securities and Exchange Commission

Annex A

Additional Registrants

International House of Pancakes, LLC, a Delaware limited liability company

IHOP Franchise Company, LLC, a Delaware limited liability company

IHOP Franchising, LLC, a Delaware limited liability company

IHOP Holdings, LLC, a Delaware limited liability company

IHOP IP, LLC, a Delaware limited liability company

IHOP Property Leasing, LLC, a Delaware limited liability company

IHOP Property Leasing II, LLC, a Delaware limited liability company

IHOP Properties, LLC, a Delaware limited liability company

IHOP Real Estate, LLC, a Delaware limited liability company

IHOP TPGC, LLC, an Ohio limited liability company

ACM Cards, Inc., a Florida corporation

Applebee’s UK, LLC, a Kansas limited liability company

Applebee’s Enterprises LLC, a Delaware limited liability company

Applebee’s Franchising LLC, a Delaware limited liability company

Applebee’s Holdings II Corp. , a Delaware corporation

Applebee’s Holdings, LLC, a Delaware limited liability company

Applebee’s IP LLC, a Delaware limited liability company

Applebee’s International, Inc., a Delaware corporation

Applebee’s Restaurants Kansas LLC, a Kansas limited liability company

Applebee’s Restaurants Mid-Atlantic LLC, a Delaware limited liability company

Applebee’s Restaurants North LLC, a Delaware limited liability company

Applebee’s Restaurants Texas LLC, a Texas limited liability company

Applebee’s Restaurants Vermont, Inc., a Vermont corporation

Applebee’s Restaurants, Inc., a Kansas corporation

Applebee’s Restaurants West LLC, a Delaware limited liability company

Applebee’s Services, Inc., a Kansas corporation

Neighborhood Insurance, Inc., a Vermont corporation